Security With Advanced Technology, Inc.
1722 Boxelder Street, Suite 101
Louisville, Colorado 80027

August 11, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Larry Spirgel

Re:	Security With Advanced Technology, Inc. Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-145729)

Dear Mr. Spirgel:

On August 27, 2007, Security With Advanced Technology, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-145729) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its registration statement on Form S-3 (File No. 333-145729) (the “Registration Statement”). The Company is requesting such withdrawal because the Company intends to reinitiate the registration process of the securities included in the Registration Statement (or a portion thereof) at a later date, if at all, following the consummation of the Company’s announced merger with PepperBall Technologies, Inc. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.If you have any questions regarding this request for withdrawal, please contact our counsel, Adam J. Agron of Brownstein Hyatt Farber Schreck, LLP at (303) 223-1134.

Sincerely,

Security With Advanced Technology, Inc.

/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal
Chief Executive Officer

cc:   Adam J. Agron, Brownstein Hyatt Farber Schreck, LLP